Exhibit 99.31

Management Discussion & Analysis

Prometic Life Sciences Inc.

For the quarter ended March 31, 2019

MANAGEMENT’S DISCUSSION & ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader to better understand Prometic Life Sciences Inc.’s (“Prometic” or the “Corporation”) operations, financial performance and results of operations, as well as the present and future business environment. This MD&A has been prepared as of May 8, 2019 and should be read in conjunction with Prometic’s condensed interim consolidated financial statements for the quarter ended March 31, 2019. Additional information related to the Corporation, including the Corporation’s Annual Information Form, is available on SEDAR at www.sedar.com. All amounts in tables are in thousands of Canadian dollars, except where otherwise noted.

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis of the results of operations and the financial condition may contain forward-looking statements about Prometic’s objectives, strategies, financial condition, future performance, results of operations and businesses as of the date of this MD&A.

These statements are “forward-looking” because they represent Prometic’s expectations, intentions, plans and beliefs about the markets the Corporation operates in and on various estimates and assumptions based on information available to its management at the time these statements are made. Without limiting the generality of the foregoing, words such as “may”, “will”, “expect”, “believe”, “anticipate”, “intend”, “could”, “would”, “estimate”, “continue”, “plan” or “pursue”, or the negative of these terms, other variations thereof or comparable terminology, are intended to identify forward-looking statements although not all forward-looking information contains these terms and phrases. Forward-looking information is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes.

Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, regulatory approvals, the availability of funds and resources to pursue Research and Development (“R&D”) projects, the successful and timely completion of clinical studies, our ability to take advantage of business opportunities in the pharmaceutical industry, the successful and timely completion of strategic refinancing or restructuring transactions; reliance on key personnel, collaborative partners and third parties, our patents and proprietary technology, our ability to access capital, the use of certain hazardous materials, the availability and sources of raw materials, currency fluctuations, the value of our intangible assets, negative operating cash flows, legal proceedings, uncertainties related to the regulatory process, general changes in economic conditions and other risks related to Prometic’s industry. More detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations can be found in the Annual Information Form under the heading “Risks and Uncertainties Related to Prometic’s Business”.

Although Prometic has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Therefore, there can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place undue reliance on forward-looking statements.

As a result, Prometic cannot guarantee that any forward-looking statement will materialize. Prometic assumes no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

Prometic (www.prometic.com) is a publicly traded (TSX symbol: PLI) (OTCQX symbol: PFSCF) biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (Small molecule therapeutics) stems from the insights into the interaction of two receptors which we believe are at the core of how the body heals: our small molecule drug candidates modulate these to promote tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is preparing to enter pivotal phase 3 clinical trial for the treatment of Alström syndrome. The second drug discovery and development platform (plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen) (“Ryplazim™”). The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

Prometic is headquartered in Laval, Quebec (Canada) and have R&D facilities in Canada, the United Kingdom (“U.K.”) and the United States (“U.S.”), manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the U.S., Europe and Asia.

BUSINESS UPDATE

Financing

On April 23, 2019 Prometic entered into a series of related arrangements to restructure Prometic’s outstanding indebtedness, reduce its interest and certain other payment obligations, and raise sufficient cash to build a robust balance-sheet for the next phase of Prometic’s development (collectively the “Refinancing Transactions”).

•

$75 million aggregate gross proceeds were raised via a private placement offering of common shares led by Consonance Capital Management (“Consonance”) at a per share price rounded to the nearest 5 decimals of $0.01521.

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Approximately $229 million of the outstanding debt owned by Structured Alpha LP (“SALP”) was converted into Common Shares at the Transaction Price, comprising all but $10 million of SALP’s outstanding debt.

•	the adjustment of the per warrant exercise price of certain outstanding Common Share purchase warrants of Prometic held by SALP to the Transaction Price (the “Warrant Repricing”);

•

a rights offering to all shareholders of Prometic whereby each shareholder will receive one right for each Common Share held, with each right entitling the holder thereof to subscribe for 20 Common Shares at a price per share equal to the Transaction Price (i.e. a per share price of $0.01521), for aggregate proceeds to Prometic of up to $75 million, which will commence following the closing of the above-mentioned transactions.

The Refinancing Transactions were a result of the increasingly challenging financial and business conditions faced by Prometic in the last year, including an inability to raise sufficient equity, equity-linked or debt financing to fully fund execution of its business plan, and delays in the commercialization of its lead drug candidate RyplazimTM, all while undertaking significant research and development expenditures in the pursuit of its drug discovery platforms as well as maintaining a manufacturing infrastructure to allow Prometic to move toward the approval of Ryplazim™. These challenges, including the resulting financing overhang, precipitated a continuing deterioration in the price of Prometic’s Common Shares on the TSX, which was further exacerbated by the removal in June 2018 of Prometic’s Common Shares from the S&P/TSX Composite Index. The decision to proceed with a Refinancing Transaction followed several previously announced measures to manage Prometic through difficult financial and business conditions and the consideration and review by the Board of numerous alternatives to increase shareholder value, ensure the funding of Prometic’s drug candidates, service and repay its outstanding credit facilities and decrease its debt to equity leverage levels, which levels have been a major barrier to Prometic securing required financing.

Over the course of 2018, Prometic pursued sources of non-dilutive funding, including potential commercial and partnering transactions to strengthen its financial position. During this period, Prometic also pursued equity and equity-related financing initiatives with multiple financial institutions, including United States and Canadian investment banking firms, institutional investors, and public sector pension plans and financial institutions. Since 2018, Prometic has been unsuccessful in obtaining any capital from these initiatives. Despite such efforts, other than the limited use of an at the market equity distribution agreement with Canaccord Genuity Corp, Prometic’s sole source of financing for nearly two years has been from its main secured creditor, SALP, through several debt financings.

On December 19, 2018, Prometic’s previous Chief Executive Officer, Pierre Laurin, stepped down and the Board appointed Professor Simon Best as interim Chief Executive Officer with a specific mandate to restructure Prometic’s operations and optimize its capital structure, including the identification of options available to Prometic in light of its financial difficulties and the evaluation of various financing alternatives for Prometic.

In early 2019, management of Prometic and the Board met several times to review Prometic’s capital structure and liquidity. Throughout this period, the combination of volatile capital markets, difficult operating conditions, delays in obtaining U.S Food and Drug Administration (“FDA”) approval for the RyplazimTM Biologics License Application (“BLA”), the size of SALP’s existing debt position and its associated security rights, combined with the continued sliding share price, made it impossible for Prometic to raise equity, equity-linked or additional debt financing.

In February 2019, Prometic retained Lazard Frères & Co LLC (“Lazard”), a global financial advisory and asset management firm, to review and execute two key strategic transactions for Prometic, one of which was to secure a licensing partnership for one of Prometic’s late-stage assets and the other was to effect the trade-sale of some of Prometic’s non-core assets. Lazard has made promising initial progress in building competitive processes for both of these transactions but both transactions are only expected to close during the second half of 2019. The Corporation has not set a timetable for this process, and there can be no assurance that a transaction will be entered into or consummated, or, if a transaction is undertaken, as to its terms, structure or timing. The Corporation does not expect to make further public comment regarding these matters unless and until the Board has approved a specific transaction or has concluded its review of strategic alternatives.

After having exhausted all available alternatives, in February 2019, Prometic and SALP initiated discussions to restructure Prometic’s indebtedness to SALP in conjunction with a new equity financing which would reduce Prometic’s debt obligations.

On February 15, 2019, the Board formed a Special Committee (the ‘Special Committee”) composed of independent directors, free from interest in the Debt Conversion, the Warrant Repricing or the Private Placement and unrelated to the parties involved in these transactions, to oversee Prometic’s review of strategic alternatives to maximize shareholder value, which includes the Refinancing Transactions and any other potential joint venture, strategic alliance, or other merger and acquisition or capital markets transaction.

The Board, management of Prometic and the Special Committee, with the assistance of their legal and financial advisors, considered a number of alternatives including non-core asset sales, cost reductions, revenue enhancements, refinancing or repayment of debt and the issuance of new debt or equity and other strategic alternatives, including a potential sale of Prometic. In addition, Prometic retained Stifel and Raymond James to act as co-financial advisors and co-financing agents to Prometic in connection with the Private Placement.

The Special Committee reviewed the terms of the Refinancing Transactions and determined that they were in the best interest of Prometic, including the decision to rely on the financial hardship exemption. This decision was made after considering and reviewing all of the circumstances currently surrounding Prometic and the Refinancing Transactions, including: (i) Prometic’s current financial situation and urgent capital requirements; (ii) the fact that the Refinancing Transactions are the only financing option available to Prometic at the present time; and (iii) all other relevant factors available to the Special Committee, the Special Committee unanimously determined that: Prometic was in serious financial difficulty; the Refinancing Transactions were designed to improve the financial condition of Prometic; and the terms of the Refinancing Transactions were reasonable in the circumstances of Prometic In making these determinations, no member of the Special Committee expressed any materially contrary view or abstained from voting in respect of the Refinancing Transactions.

Given the fact that the Corporation had limited financial resources and had been presented with a limited opportunity to complete the Debt Conversion, the Warrant Repricing and the Private Placement, the Corporation believed that it did not have either adequate financial resources or time available to seek security holder approval prior to the completion of these transactions, and that the Refinancing Transactions would not have been available (or available on commercially acceptable terms) after the period of time necessary to convene and hold a meeting of security holders.

As part of this comprehensive process, the following have been designated as the highest near-term priorities for 2019:

•	The earliest possible submission of responses to address the FDA questions about the RyplazimTM BLA.

•	The filing and approval of an Investigational New Drug application (“IND”) to enable the commencement of the pivotal phase 3 clinical trial of PBI-4050 in Alström Syndrome.

•	The signing of out-licensing and partnering agreements for late stage assets and/or the monetization of non-core assets.

•	Raising of additional capital.

Senior management changes

On April 23, 2019, Prometic announced the appointment of Stefan Clulow, Managing Director and Chief Investment Officer of Thomvest Asset Management, as Chair of Prometic’s Board of Directors and Kenneth Galbraith as Chief Executive Officer. Concurrent with these leadership changes, Professor Simon Best was appointed Prometic’s Lead Independent Director, and Dr. Benny Soffer, of Consonance, designated as a Prometic board observer.

On May 8, 2019, Prometic announced the appointment of Dr. Gary Bridger, Mr. Timothy Wach and Mr. Neil Klompas to the Board of Directors. These new Board members as well as Professor Simon Best, Stephan Clulow and Zack Newton will be included as nominees for election to the Board of Directors by shareholders at the upcoming Annual General and Special Meeting of the shareholders, scheduled to take place in Montreal, Québec, Canada on June 19, 2019.

Segments

Prometic’s operations are divided into three distinct business operating segments: Small molecule therapeutics, plasma-derived therapeutics and bioseparations. The following provides more detail on each of these.

Small molecule therapeutics segment

The business model for the small molecule therapeutics segment is to develop promising proprietary drug candidates such as PBI-4050 for rare or orphan indications, then either retain all rights, partner or out-license rights to commercialize these with well-established global pharmaceutical companies where and when appropriate. The Corporation also plans to enter into partnerships for other larger medical indications and/or for geographical regions which would require substantial commercial reach and resources. It is not, at this stage, Prometic’s intention to independently undertake late-stage pivotal (phase 3) clinical trials in larger indications, such as Idiopathic Pulmonary Fibrosis (“IPF”), Chronic Kidney Disease (“CKD”) or Non Alcoholic Steatohepatitis (“NASH”) without the support of a strategic venture or big pharma partner.

The Corporation’s current focus is on the development of its lead anti-fibrotic drug candidate PBI 4050 to obtain regulatory approval for the treatment of Alström Syndrome (“AS”) and so potentially receive a Priority Review Voucher upon approval. PBI-4050 has received orphan drug designation by the FDA and the European Medicines Agency (“EMA”) for this indication, as well as a rare pediatric disease designation by the FDA. The Corporation has met with the FDA and EMA to discuss the regulatory pathway and is now actively working with specialist Alström care centers and with Alström patient advocacy groups in the U.S. and Europe with a view to commencing pivotal phase 3 studies in the second half of 2019.

AS is an ultra-rare disease and an unmet medical need. According to the National Organization for Rare Disorders (“NORD”), this severe fibrosis condition affects approximately 1,200 patients globally and therefore the clinical program under discussion with the regulatory agencies will be pursued by Prometic independently.

Fibrosis and Mechanism of Action

The small molecule therapeutics segment has a pipeline of product candidates which leverage the discovery of the linked role of two receptors involved in the regulation of the healing process. Following an injury, the body has the ability to repair damaged tissues. However, if an injury is chronic or recurrent in nature, healthy tissue regeneration may be replaced by aberrant fibrotic processes or fibrosis. Fibrosis is characterized by the excessive accumulation of extracellular matrix (“ECM”) in damaged or inflamed tissues and is a common pathological outcome of many inflammatory and metabolic diseases. Numerous clinical conditions can lead to organ fibrosis and loss of organ function; in many cases persistent inflammation leads to the aberrant fibrotic response. The production of various profibrotic cytokines and growth factors by inflammatory cells such as macrophages results in the recruitment and activation of ECM-producing myofibroblasts. There is currently a major unmet need for therapies that are able to effectively target the pathophysiological pathways involved in fibrosis. Notable examples of medical conditions where fibrosis is central to loss of organ function include, AS, NASH, IPF and CKD.

Prometic has demonstrated that the “up-regulation” of receptor GPR40 concomitant with the “down-regulation” of receptor GPR84 promotes the normal healing process as opposed to promoting the fibrotic process. Prometic’s drug candidates have a dual mode-of-action as agonists (“stimulators”) of GPR40 and antagonists (“inhibitors”) of GPR84. A number of manuscripts have been submitted for publication now that the Corporation has filed a sufficiently broad range of patents to fully protect its portfolio of drug candidates that modulate these two receptors. The first manuscript entitled “A Newly Discovered Antifibrotic Pathway Regulated by Two Fatty Acid Receptors: GPR40 and GPR84” was published on February 16, 2018 in the American Journal of Pathology. Other peer-reviewed articles recently published include manuscripts entitled “Fatty acid receptor modulator PBI-4050 inhibits kidney fibrosis and improves glycemic control” published in the Journal of Clinical Investigation on May 17, 2018 and “PBI-4050 reduces stellate cell activation and liver fibrosis through modulation of intracellular ATP levels and LKB1-AMPK-Mtor pathway” published on August 9, 2018 in the Journal of Pharmacology and Experimental Therapeutics.

The activity of drug candidates such as PBI-4050 has been observed in over 30 different preclinical models performed by the Corporation and by other institutions using PBI-4050 in their own animal models, including Vanderbilt University, University of Ottawa, Université de Montréal, McMaster University and the Montreal Heart Institute. PBI-4050 has also successfully completed three separate phase 2 clinical trials supporting the translation of such results into biologic activity in humans and helping pave the way for the upcoming initiation of a pivotal phase 3 clinical program. While the small molecule therapeutics segment has several promising drug candidates, management has thus far focused its efforts on the lead candidate PBI-4050, which has demonstrated favorable safety and tolerability profiles in hundreds of human subjects.

PBI-4050, Prometic’s Lead Small Molecule Compound and Regulatory Designations

PBI-4050 has been granted Orphan Drug Designation by the FDA and the EMA for the treatment of AS as well as for the treatment of IPF. PBI-4050 has also been granted a PIM (Promising Innovative Medicine) designation in the U.K. by the Medicines and Healthcare products Regulatory Agency (“MHRA”) for the treatment of IPF and AS. Finally, PBI-4050 has also been granted rare pediatric disease designation by the FDA for the treatment of AS, which makes it potentially eligible to receive a priority review voucher upon regulatory approval by the FDA.

PBI 4050 - Alström Syndrome

AS is a rare inherited autosomal recessive syndrome characterized by the onset of obesity in childhood or adolescence, type 2 diabetes with severe insulin resistance, dyslipidemia, hypertension and severe multi-organ fibrosis, involving the heart, liver, and kidney. The most common cause of death is heart failure with dilated cardiomyopathy due to progressive cardiac fibrosis, while fibrosis leading to liver failure is also responsible for a large number of deaths. AS is also characterized by a progressive loss of vision and hearing and by short stature. Prometic is currently investigating the effects of PBI-4050 in AS patients in an open label, phase 2, clinical study in the U.K.

AS includes many of the features of metabolic syndrome, including obesity, Type 2 diabetes with insulin resistance, liver steatosis (“fatty liver”), and liver fibrosis. Non-alcoholic fatty liver disease (“NAFLD”) is the manifestation of metabolic syndrome in the liver. Due to a worldwide obesity epidemic, NAFLD now affects 20–30% of the global population. Only a small minority of patients with NAFLD will develop more aggressive liver diseases with inflammation and fibrosis, such as NASH, however since the number of patients with NAFLD is so large, NASH has become the most common cause of severe liver disease worldwide. In AS, the progression of liver steatosis to fibrosis is much more aggressive than in “typical” metabolic syndrome patients.

The on-going AS study is an open-label, single-arm, phase 2 clinical trial at Queen Elizabeth Hospital, Birmingham, which is the specialty center for AS for the U.K. The patients are treated with PBI-4050 (800 mg) once daily and undergo intensive investigation to document the effects of PBI-4050 on the progressive organ fibrosis, including magnetic resonance imaging of the liver and of the heart. Each patient is evaluated against their individual results at study entry, as well as against their historical trend when available. The study initially enrolled 12 patients, eight of whom are continuing in the study. With continuing review of the study results, the Data Safety Monitoring Board (“DSMB”) and the MHRA have agreed to multiple extensions of the study. All eight subjects have now completed more than 2 years of treatment with PBI-4050. In addition to preliminary evidence of efficacy observed on liver fibrosis, the analysis of interim cardiac MRI data also indicates a reduction of cardiac fibrosis. PBI-4050’s safety and tolerability profile has been confirmed over this extended period without any serious drug related adverse events recorded.

The Corporation has met with the FDA and EMA to present the results of the study and to discuss the regulatory pathway and is now actively working with specialist Alström centers and with Alström patient advocacy groups in the US and Europe with a plan to commence its PBI-4050 treatment of AS pivotal phase 3 studies in the second half of 2019.

PBI-4050 – Other Indications

Liver steatosis (fatty liver) is very common in AS subjects from childhood onwards and has a high rate of progression to liver fibrosis much higher than the rate seen in the general population with typical metabolic syndrome and NAFLD progressing to fibrosis NASH. The Corporation has reviewed the results obtained in the ongoing open-label phase 2 studies of PBI-4050 in AS and believes that these results strongly support a potential benefit of PBI-4050 in “typical” NASH patients. Prometic is therefore planning a randomized placebo-controlled phase 2 study of PBI-4050 in NASH to be initiated later in the year.

In IPF, the Corporation was pleased to obtain IND approval from the FDA to commence a PBI-4050 pivotal phase 3 clinical trial for this indication and their agreement on the design of such a trial. However, whilst several major pharmaceutical companies have confirmed their potential interest in partnering PBI-4050 for this indication during the past year, their recent feedback is that they would not be prepared to take on the risks and costs of such a phase 3 clinical program without the prior completion by the Corporation of a randomized, placebo-controlled, phase 2b trial sufficiently powered to confirm both its relative efficacy vs. standard-of-care and the optimal dose to maximize said efficacy. Despite the additional time and investment required, Prometic continues to believe that PBI-4050 is still well-placed to achieve regulatory approval in due course as a first line therapy for IPF. Prometic is therefore developing a protocol for a randomized, placebo-controlled, phase 2b study of PBI-4050 in IPF to be initiated later in the year.

Advancing analogue PBI-4547 into Clinical Development

The Corporation also plans to begin phase 1 clinical studies of its next promising small molecule, PBI-4547. In preclinical studies PBI-4547 has been demonstrated to address many of the fundamental aspects of metabolic syndrome. Among other actions, it encourages ß-oxidation of fatty acids, thus leading to fat being “burned” rather than laid down as subcutaneous or visceral fat. The required pre-clinical toxicology studies are in progress, and phase 1 clinical trials will commence as soon as they are completed.

Plasma-derived therapeutics segment

The plasma-derived therapeutics segment includes our proprietary plasma-derived therapeutics platform, Plasma Protein Purification System (PPPSTM), which enables the development of our pipeline of biopharmaceutical candidates. This is achieved by leveraging our proprietary affinity ligand technology, which enables a highly-efficient extraction and purification process of therapeutic proteins from human plasma.

The Corporation’s primary goal with respect to this platform is to develop and launch treatments for unmet medical needs and rare diseases via therapeutic proteins not currently commercially available, such as Ryplazim™. Ryplazim™ is the first biopharmaceutical expected to be launched commercially pending the review and approval of its BLA by the FDA. Ryplazim™ has been granted Orphan Drug designation by both the FDA and the EMA for the treatment of congenital plasminogen deficiency and has also been granted Fast Track status by the FDA.

Ryplazim™ has been granted a rare pediatric disease designation by the FDA for the treatment of congenital plasminogen deficiency which also makes it eligible to potentially receive a Priority Review Voucher (“PRV”) upon regulatory approval.

Lead Drug Product Candidate – Ryplazim ™

Ryplazim™ for the treatment of congenital plasminogen deficiency is the first biopharmaceutical expected to be launched commercially pending the review and approval of the amendments to its BLA required by the FDA following receipt of a Complete Response Letter, in April 2018, to the original BLA. The corporation expects to file the BLA amendment in H2 2019.

Plasminogen is a naturally occurring protein that is synthesized by the liver and circulates in the blood. Activated plasminogen, plasmin, is a fundamental component of the fibrinolytic system and is the main enzyme involved in the lysis of blood clots and clearance of extravasated fibrin. Plasminogen is therefore vital in wound healing, and has other important functions in cell migration, tissue remodeling, angiogenesis, and embryogenesis.

The most common and visible lesion associated with plasminogen deficiency is ligneous conjunctivitis, which is characterized by thick, woody (ligneous) growths on the conjunctiva of the eye, and if left untreated, can lead to corneal damage and blindness. Ligneous growths tend to recur after surgical excision, thereby requiring multiple surgeries. While ligneous conjunctivitis is the most common lesion, congenital plasminogen deficiency is a multi-system disease that can also affect the ears, sinuses, tracheobronchial tree, genitourinary tract, and gingiva. Tracheobronchial lesions can result in respiratory failure. Hydrocephalus has also been reported in children with severe hypoplasminogenemia, apparently related to the deposition of fibrin in the cerebral ventricular system.

Patients with congenital plasminogen deficiency have a life-long inability to produce sufficient plasminogen. However, patients who have normal plasminogen levels may develop an acute, acquired deficiency when they suffer certain acute illnesses. Our first priority is to provide a treatment for congenital plasminogen deficiency and once commercially approved, to explore other indications for the same IV formulation of RyplazimTM such as acquired plasminogen deficiency in critical care settings such as thrombolytic disorders, acute exacerbations in IPF and ex-vivo applications such as the conditioning of donor organs prior to transplantation.

There is also significant further potential to leverage the same plasminogen active pharmaceutical ingredient as an injectable sub-cutaneous formulation to promote the healing of hard-to-treat wounds such as tympanic membrane perforation.

In a pivotal phase 2/3 clinical trial for the treatment of congenital plasminogen deficiency, RyplazimTM met its primary and secondary endpoints following the intravenous administration of Ryplazim™ to 10 patients for 12 weeks. In addition to being well tolerated and without any drug related serious adverse events, the phase 2/3 clinical trial achieved a 100% success rate for its primary end point, namely, a targeted increase in the plasma level of plasminogen immediately prior to the next infusion (“trough level”). Moreover, all patients who had active visible lesions when enrolled in the trial had complete healing of all lesions within weeks of treatment, a 100% patient response rate for this secondary end point.

An additional 36 weeks clinical data from this trial demonstrated that maintenance treatment with RyplazimTM prevented the recurrence of lesions in the 10 patients for a total of 48 weeks. Since then, and as of March 2019, over 5,000 Ryplazim™ infusions have been administered with no safety or tolerability issues related to this longer-term dosing and still no recurrence of lesions.

On March 28, 2018, Prometic provided an update on the status of the U.S. Food and Drug Administration review of its BLA for Ryplazim™. The current BLA filing includes the clinical data on 10 patients with 12 weeks of data for an accelerated regulatory pathway. The original guidance from the FDA was for Prometic to submit such long-term clinical data in a supplemental BLA in order to secure full licensure in 2019. Full licensure would provide for the long-term efficacy and safety data to be included in the prescribing information of Ryplazim™ which would further support Prometic’s claims of the strong health economics benefit associated with the use of Ryplazim™. The Corporation continues to supply Ryplazim™ to those patients enrolled in the original clinical trials.

The FDA’s review of the BLA raised no issues regarding the clinical data required for the accelerated approval. The FDA did, however, identify the need for Prometic to make a number of changes in the Chemistry Manufacturing and Controls (“CMC”) section. These require the implementation and validation of additional analytical assays and “in-process controls” in the manufacturing process of Ryplazim™. Once completed and validated, Prometic is required to manufacture additional Ryplazim™ conformance batches to confirm the effectiveness of these process changes.

The FDA requested that such CMC data be submitted as an amendment to the current BLA and has invited Prometic to also submit the long-term (48-week) clinical data at the same time. This will allow the FDA to consider granting full-licensure under the current BLA. The FDA has indicated that the submission of the new CMC data will not impact the previously granted designations, including the Priority Review Status, the Orphan Drug Designation and the Rare Pediatric Disease Designation for Ryplazim™ for the treatment of congenital plasminogen deficiency.

The Corporation announced in October 2018 the successful completion of a Type C meeting during which the FDA agreed with its proposed action plan for the implementation of additional analytical assays and in-process controls related to RyplazimTM manufacturing process. As a result of the feedback received during that Type C meeting, the Corporation is now finalizing the Process Performance qualification (“PPQ”) protocol in anticipation of commencing the manufacturing of additional RyplazimTM conformance lots. The Corporation continues to interact with the FDA regarding the filing of its BLA amendment. It has also engaged external consultants to assist with this process.

The critical path towards regulatory approval for RyplazimTM in the U.S. is as follows:

1.	Development and validation of new analytical assays and in-process controls (substantially complete)

2.	Finalization of PPQ protocol (in process)

3.	Manufacturing of additional conformance lots (in process)

4.	Fill & Finish at external Contract Manufacturing Organization (“CMO”)

5.	Data analysis & preparation of required documents for FDA

6.	Regulatory filing of BLA amendment documents – now likely to take place in H2 2019

7.	Anticipated new PDUFA date – now likely to take place in H1 2020

Other Plasma-Derived Therapeutics

Prometic has developed processes to recover and purify several other proteins from plasma including Intravenous Immunoglobulin (“IVIG”), Inter-alpha-Inhibitor-Proteins, fibrinogen, alpha1 antitrypsin, and C1 esterase Inhibitor. However, given the market opportunity of Ryplazim™, activities on these proteins has been suspended.

Bioseparations segment

Prometic’s Bioseparations segment is known for its expertise in bioseparation, specifically for large-scale purification of biologics and the elimination of pathogens. These technologies are being used by several industry leaders. Prometic has also leveraged its own industry leading affinity technology to develop a highly efficient extraction and purification process of therapeutic proteins from human plasma in order to develop best-in-class therapeutics. The Bioseparations segment supplies the affinity resins to the Plasma-derived therapeutics segment and also to our licensees and other third-party customers. The Corporation 2018 sales exceeded $21 million, which represents a 35% increase over 2017 revenues, and the Corporation anticipates moderate revenue growth for 2019.

This growth is due to a number of factors, including the expansion of manufacturing activities by existing clients who utilize Prometic’s products in their production processes, the adoption of products by new clients, the introduction of new products, and the continuing expansion of the market for bioseparation products. The ongoing manufacturing expansion of the Isle of Man facility will enable the company to manufacture over 35,000 liters of chromatography adsorbents annually, with a potential sales value exceeding $133 million per annum. This additional manufacturing capacity will be used to meet the growing demand for the segment’s products, and to provide the resins required for Prometic’s own PPPSTM plasma protein manufacturing operations.

FINANCIAL PERFORMANCE

Amounts in tables are expressed in thousands of Canadian dollars, except per share amounts.

Results of operations

The consolidated statement of operations for the quarter ended March 31, 2019 compared to the same period in 2018 are presented in the following table.

	Quarter ended March 31,
	2019	2018
Revenues	$8,233	$4,292
Expenses
Cost of sales and other production expenses	4,352	4,766
Research and development expenses	19,192	22,416
Administration, selling and marketing expenses	7,644	7,703
Loss (gain) on foreign exchange	(1,783)	1,111
Finance costs	7,353	4,243
Loss on extinguishments of liabilities	80	—
Change in fair value of financial instruments measured at fair value through profit or loss	229	—

Net loss before income taxes	$(28,834)	$(35,947)

Income tax recovery:
Current	—	(1)
Deferred	—	(1,331)

	—	(1,332)

Net loss	$(28,834)	$(34,615)

Net loss attributable to:
Owners of the parent	(28,136)	(31,671)
Non-controlling interests	(698)	(2,944)

	$(28,834)	$(34,615)

Loss per share
Attributable to the owners of the parent
Basic and diluted	$(0.04)	$(0.04)

Weighted average number of outstanding shares (in thousands)	734,248	711,697

Revenues

Total revenues for the quarter ended March 31, 2019 were $8.2 million compared to $4.3 million during the comparative period of 2018 which represents an increase of $3.9 million.

Revenues in 2019 and 2018 included revenues from product sales, development service revenues and rental revenues. Revenues from each source may vary significantly from period to period. Revenues for the first quarter of 2019 and 2018 were mainly driven by sales of product.

The following table provides the breakdown of total revenues by source for the quarter ended March 31, 2019 compared to the corresponding period in 2018.

	Quarter ended March 31,
	2019	2018
Revenues from the sale of goods	$7,755	$3,789
Revenues from the rendering of services	443	250
Rental revenue	35	253

	$8,233	$4,292

Revenues from the sale of goods were $7.8 million during the quarter ended March 31, 2019 compared to $3.8 million during the corresponding period of 2018, representing an increase of $4.0 million which was due to an increase in the sales of our specialty plasma collected at our plasma collection center in Winnipeg by $1.9 million and the increase of the volume of sales of goods from our Bioseparations segment by $2.1 million compared to the comparative period in 2018.

Cost of sales and other production expenses

Cost of sales and other production expenses were $4.4 million during the quarter ended March 31, 2019 compared to $4.8 million for the corresponding period in 2018, representing a decrease of $0.4 million. This statement of operation caption includes the cost of the inventory sold but also production expenses related to commercial products that are not capitalizable into inventory and inventory write-downs. Despite the increase in sales of specialty plasma and bioseparations products, these expenses decreased because the figures for the quarter ended March 31, 2018 included a write-down of $1.5 million, on a portion of the normal source plasma inventories on hand, to their net realizable value, in anticipation of a sale that was to occur in April 2018 at a price below its carrying amount.

Revenues from the sale of goods is composed of different products and the margins on individual products vary significantly. Several Prometic bioseparation products are custom designed for specific customers. Since key customers tend to place significant orders that may not be repeated on a yearly basis, the sales for individual products, like product sales, in general are quite variable. This is compounded by the fact that a high proportion of sales in a given period usually come from a limited number of customers. If larger customers purchase higher margin product or lower margin product, it will create volatility in the total margins and in the cost of goods sold from period to period. In addition, the size of the orders will affect the batch size used in production. Larger batch sizes render higher gross margins.

Research and development expenses

The R&D expenses for the quarter ended March 31, 2019 compared to the same period in 2018 broken down into its two main components are presented in the following table.

	Quarter ended March 31,
	2019	2018
Manufacturing and purchase cost of therapeutics used for R&D activities	$9,217	$6,984
Other research and development expenses	9,975	15,432

Total research and development expenses	$19,192	$22,416

R&D expenses were $19.2 million during the quarter ended March 31, 2019 compared to $22.4 million for the corresponding period in 2018, representing a decrease of $3.2 million.

R&D expenses include the cost to manufacture plasma-derived therapeutics and small molecule therapeutics to be used in clinical trials and for the development of our production processes. The plasma-derived therapeutics are produced at the Laval plant and the Winnipeg contract manufacturing organization (“CMO”) while the small molecule therapeutics are manufactured by third party CMOs for Prometic. The manufacturing and purchase cost of these therapeutics was $9.2 million during the quarter ended March 31, 2019 compared to $7.0 million during the quarter ended March 31, 2018, an increase of $2.2 million.

There was no commercial production of plasma-derived therapeutics in both of those periods as the Laval plant focussed on addressing comments received by the FDA following their audit at the end of 2017 and therefore, the cost of the Laval plant activities were classified as R&D expenses. These expenses are higher during the quarter ended March 31, 2019 mainly due to the expensing of additional inventories that are now expected to be used to supply clinical trial patients until commercially approved product is available, as the expected BLA approval is H1 2020. This increase was partially offset by a decrease of $0.7 million in the purchase cost of small molecules therapeutics.

Other R&D expenses were $10.0 million during the quarter ended March 31, 2019 compared to $15.4 million for the corresponding period in 2018, a decrease of $5.5 million. The decrease is mainly due to the reduction in pre-clinical and clinical trial activity in both the plasma-derived therapeutics and small molecule segments as the IVIG trial nears completion and the impending PBI-4050 trialin AS, in the small molecule therapeutic segment, is in it’s start up phase, which requires limited funding.

Administration, selling and marketing expenses

Administration, selling and marketing expenses remained stable at $7.6 million during the quarter ended March 31, 2019 compared to $7.7 million for the corresponding period in 2018 with a slight decline in consulting fees offset by an increase in employee compensation expense.

Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options and restricted stock units issued to employees and board members. This expense has been recorded as follows:

	Quarter ended March 31,
	2019	2018
Cost of sales and other production expenses	$—	$54
Research and development expenses	692	470
Administration, selling and marketing expenses	840	596

	$1,532	$1,120

Share-based payments expense were $1.5 million during the quarter ended March 31, 2019 compared to $1.1 million during the corresponding period of 2018, representing an increase of $0.4 million. The increase is mainly due to a grant of time-vesting RSU that was made in January 2019 whereas no such grant occurred in the comparative period.

The RSU expense may vary significantly from period to period as certain milestones are met, others increase or decrease in likelihood as projects advance and the time to achieve the milestones before the RSU expiry decreases.

Finance costs

Finance costs were $7.4 million for the quarter ended March 31, 2019 compared to $4.2 million during the corresponding period of 2018, representing an increase of $3.1 million. This increase reflects the higher level of debt at higher effective interest rates applied during the quarter ended March 31, 2019 compared to the same period of 2018. Total long-term debt on the consolidated statement of financial position was $146.2 million at March 31, 2019 compared to $110.0 million at March 31, 2018.

The increase in finance costs are also due to the adoption of the new lease standard, IFRS 16, Leases (“IFRS 16”), under which lease liabilities are recognized for the discounted value of the future lease payments at initial adoption and with interest expense recognized over the term of each lease. The new standard was adopted using the modified retrospective approach and as such, the 2018 figures are not restated. Previously, the embedded interest component in each lease payment was recognized as part of the lease expense included in the various functions presented in the statement of operations such as Cost of sales and other production expenses, R&D and administration, selling and marketing. The interest expense over the lease liabilities was $1.8 million in the quarter ended March 31, 2019.

Income taxes

Income tax recoveries were $nil for the quarter ended March 31, 2019 compared to $1.3 million during the corresponding period of 2018. The decrease is mainly due to the assumption that the Corporation will no longer be eligible for certain R&D tax credits in the U.K. following the change in control that resulted after the debt restructuring that occurred in April 2019.

Net loss

The Corporation incurred a net loss of $28.8 million during the quarter ended March 31, 2019 compared to a net loss of $34.6 million for the corresponding period of 2018, representing a decrease in the net loss of $5.8 million. This is mainly driven by the increase in revenue from sales of goods of $4.0 million, the decrease in R&D of $3.2 million and the increase in the gain of foreign exchange of $2.9 million which is due to a lower USD/CAD exchange rate over the comparative period. This was partially offset by the increase in finance costs expense of $3.1 million in the quarter ended March 31, 2019 compared to the corresponding period in 2018.

EBITDA analysis

The Adjusted EBITDA for the Corporation for the quarters ended March 31, 2019 and 2018 are presented in the following tables:

	Quarter ended March 31,
	2019	2018
Net loss	$(28,834)	$(34,615)
Adjustments to obtain Adjusted EBITDA
Loss (gain) on foreign exchange	(1,783)	1,111
Finance costs	7,353	4,243
Loss on extinguishments of liabilities	80	—
Change in fair value of financial instruments measured at fair value through profit or loss	229	—
Income tax recovery	—	(1,332)
Depreciation and amortization	2,435	1,282
Share-based payments expense	1,532	1,120

Adjusted EBITDA	$(18,988)	$(28,191)

Adjusted EBITDA is a non-GAAP measure that is not defined or standardized under IFRS and it is unlikely to be comparable to similar measures presented by other companies. The Corporation believes that Adjusted EBITDA provides additional insight in regard to the cash used in operating activities on an on-going basis. It also reflects how management analyzes the Corporation’s performance and compares that performance against other companies. In addition, we believe that Adjusted EBITDA is a useful measure as some investors and analysts use EBITDA and similar measures to compare the Corporation against other companies. Adjusted EBITDA adjusts Net loss for the elements presented in the table above. Inventory write-downs are not excluded from this measure.

The comparability of the 2019 Adjusted EBITDA figures compared to those of 2018 have been impacted by the adoption of IFRS 16. The effect of the adoption of IFRS 16 is discussed further in this MD&A under the section changes in accounting policies. Since the lease component costs of lease agreements are now captured in the statement of operations as depreciation of right-of-use assets and the interest component is now captured in financing costs, the effect of IFRS 16 is to improve EBITDA as these items are excluded from the computation. The 2018 comparative EBITDA figures have not been adjusted for IFRS 16.

Total Adjusted EBITDA for the Corporation was $(19.0) million for the quarter ended March 31, 2019 compared to $(28.2) million for the comparative period of 2018, representing an increase in Adjusted EBITDA of $9.2 million. This is mainly due to the increase in revenue from sales of goods as well as the reduction in R&D expenses respectively of $4.0 million and $3.2 million during the quarter ended March 31, 2019 compared to the corresponding period in 2018. The removal of the depreciation of right-of-use assets of $1.2 million and the interest expense on the lease liabilities of $1.8 million are other factors explaining the difference, noting however that the comparison is limited as the accounting for leases is very different in each period.

Segmented information analysis

For the quarters ended March 31, 2019 and 2018

The loss for each segment and the net loss before income taxes for the total Corporation for the quarters ended March 31, 2019 and 2018 are presented in the following table:

For the quarter ended March 31, 2019	Small molecule therapeutics	Plasma- derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$31	$2,198	$5,969	$35	$8,233
Intersegment revenues	—	7	—	(7)	—

Total revenues	31	2,205	5,969	28	8,233
Cost of sales and other production expenses	—	1,130	3,222	—	4,352
Manufacturing and purchase cost of therapeutics used for R&D activities	—	9,234	—	(17)	9,217
R&D - Other expenses	2,705	5,476	1,794	—	9,975
Administration, selling and marketing expenses	631	1,962	850	4,201	7,644

Segment profit (loss)	$(3,305)	$(15,597)	$103	$(4,156)	$(22,955)
Gain on foreign exchange					(1,783)
Finance costs					7,353
Loss on extinguishments of liabilities					80
Change in fair value of financial instruments measured at fair value through profit or loss					229

Net loss before income taxes					$(28,834)

Other information
Depreciation and amortization	$177	$1,799	$315	$144	$2,435
Share-based payment expense	397	351	67	717	1,532

For the quarter ended March 31, 2018	Small molecule therapeutics	Plasma- derived therapeutics	Bioseparations	Reconciliation to statement of operations	Total
External revenues	$—	$523	$3,734	$35	$4,292
Intersegment revenues	—	14	117	(131)	—

Total revenues	—	537	3,851	(96)	4,292
Cost of sales and other production expenses	—	2,104	2,732	(70)	4,766
Manufacturing and purchase cost of therapeutics used for R&D activities	684	6,331	—	(31)	6,984
R&D - Other expenses	4,266	9,385	1,781	—	15,432
Administration, selling and marketing expenses	897	2,908	753	3,145	7,703

Segment Loss	$(5,847)	$(20,191)	$(1,415)	$(3,140)	$(30,593)
Loss on foreign exchange					1,111
Finance costs					4,243

Net loss before income taxes					$(35,947)

Other information
Depreciation and amortization	$131	$827	$243	$81	$1,282
Share-based payment expense	171	303	68	578	1,120

Small molecule therapeutics segment

The segment loss for Small molecule therapeutics decreased by $2.5 million during the quarter ended March 31, 2019 compared to the corresponding period in 2018. The decrease in loss is mainly due to lower purchase cost of therapeutics used for R&D activities of $0.7 million and to lower R&D – Other expenses of $1.6 million due to the reduction of pre-clinical and clinical activities until further funding is secured to support ongoing and new studies.

Plasma-derived therapeutic segment

The revenues for the Plasma-derived therapeutics segment are generated mainly from the sales of specialty plasma to third parties in both quarters ended March 31, 2019 and 2018. The 2018 revenues also included minor rental revenues. Revenues from the segment were higher by $1.7 million during the quarter ended March 31, 2019 compared to the corresponding period of 2018 mainly due to higher specialty plasma sales of $1.9 million.

The segment loss decreased by $4.6 million for the quarter ended March 31, 2019 compared to the corresponding period in 2018. The decrease in segment loss is mainly due to $3.9 million reduction in the other R&D expenses as the IVIG clinical trial for the pediatric cohort is coming to an end with the last patient receiving their last dose during the quarter. The reduction also reflects the segment’s focus on RyplazimTM whereas several proteins were being developed in the past. In terms of manufacturing of proteins, there were no commercial production runs during the quarters ended March 31, 2019 or 2018 and therefore any cost would have been expensed under Manufacturing and purchase cost of therapeutics used for R&D activities. Those expenses are higher during the quarter ended March 31, 2019 mainly due to the expensing of additional inventories that we now expect to supply to clinical trial patients until commercially approved product is available. Cost of sales and other production costs decreased as the quarter ended March 31, 2018 included a write-down of normal source plasma inventories of $1.5 million in anticipation of a sale that took place in April 2018 at a price below the carrying amount of the inventory. Contributing to the general decline in expenses was the impact of the adoption of IFRS 16, where the financing component of leases are included in financing costs in 2019 and are no longer included in the measurement of the segment’s results.

Administration, selling and marketing expenses declined by $0.9 million mainly reflecting the reduction in administrative support the segment receives from the head office and reduced marketing expenses.

Bioseparations segment

The revenues for the Bioseparations segment are generated mainly from sales of goods and by providing resin development services. Revenues for the segment increased by $2.1 million for the quarter ended March 31, 2019 compared to the corresponding period of 2018 mainly due to an increase in revenue from sales of goods to external customers. The contribution of those sales (sales of goods less cost of sales) increased by $1.6 million in the current period compared to the corresponding period in 2018 as a result of the sales of higher margin products, resulting in a profit of $0.1 million during the quarter ended March 31, 2019 compared to a loss of $1.4 million during the corresponding period in 2018.

Financial condition

The consolidated statements of financial position at March 31, 2019 and December 31, 2018 are presented in the following table followed by a discussion of the key changes in the statement of financial position between both dates.

	March 31, 2019	December 31, 2018
Cash	$9,056	$7,389
Accounts receivable	11,653	11,882
Income tax receivable	8,095	8,091
Inventories	10,838	12,028
Prepaids	2,549	1,452

Total current assets	42,191	40,842
Long-term income tax receivable	115	117
Other long-term assets	414	411
Capital assets	39,685	41,113
Right-of-use assets	37,944	—
Intangible assets	19,683	19,803
Deferred tax assets	606	606

Total assets	$140,638	$102,892

Accounts payable and accrued liabilities	$29,376	$31,855
Deferred revenues	516	507
Current portion of lease liabilities	9,593	—
Warrant liability	1,522	157
Current portion of long-term debt	3,328	3,211

Total current liabilities	44,335	35,730
Long-term portion of deferred revenues	170	170
Long-term portion of lease liabilities	33,532	—
Long-term portion of operating and finance lease inducements and obligations	—	1,850
Other long-term liabilities	3,751	5,695
Long-term debt	142,911	122,593

Total liabilities	$224,699	$166,038

Share capital	$589,602	$583,117
Contributed surplus	23,455	21,923
Warrants	95,296	95,296
Accumulated other comprehensive loss	(1,175)	(1,252)
Deficit	(784,099)	(755,688)

Deficiency attributable to owners of the parent	(76,921)	(56,604)
Non-controlling interests	(7,140)	(6,542)

Total deficiency	(84,061)	(63,146)

Total liabilities and equity	$140,638	$102,892

Cash

Cash increased by $1.7 million at March 31, 2019 compared to December 31, 2018. Cash balances are directly influenced by the timing and size of financing events and operating revenues and expenditures. Cash flows and liquidity are discussed in detail further in the MD&A.

Inventories

Inventories decreased by $1.2 million at March 31, 2019 compared to December 31, 2018 mainly due to an increase in the estimated quantity of inventory that will be consumed for the manufacturing of RyplazimTM to be used in R&D activities and as such were expensed. This was partially offset by the increase in Bioseparations inventories of $1.0 million.

Prepaids

Prepaids increased by $1.1 million at March 31, 2019 compared to December 31, 2018 mainly due to the prepayment of directors and officers insurance.

Capital assets

Capital assets decreased by $1.4 million at March 31, 2019 compared to December 31, 2018 mainly due to the adoption of IFRS 16 and the transfer of finance leases to the right-of-use assets on January 1, 2019.

Right-of-use assets, lease liabilities and long-term portion of operating and finance lease inducements and obligations

As at March 31, 2019, $37.9 million of right-of-use assets and $43.1 million of lease liabilities were recognized as a result of the adoption of IFRS 16 while the long-term portion of operating and finance lease inducements and obligations of $1.9 million were derecognized. Details on the impact of the adoption of IFRS 16 are provided in the section on changes in accounting policies.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities decreased by $2.5 million at March 31, 2019 compared to December 31, 2018 mainly due to the decrease in the current portion of operating and finance lease inducements and obligations, previously included in this caption, of $2.5 million due to the adoption of IFRS 16.

Warrant liability

The warrant liability increased by $1.4 million at March 31, 2019 compared to December 31, 2018 mainly due to the modification to these warrants as part of the agreement with SALP to add two new tranches to the U.S. dollar non-revolving credit facility (“Credit Facility”). As a result of the February 22, 2019 financing agreement, the exercise price of the Warrants #9 was reduced from $1.00 to $0.15.

Long-term debt

Long-term debt increased by $20.4 million at March 31, 2019 compared to December 31, 2018, primarily as a result of drawdowns on the Credit Facility in January and February 2019 of $19.9 million (US$ 15.0 million). The interest accretion on the long-term debt during the quarter ended March 31, 2019 of $5.5 million was partially offset by interest payments made on long-term debt of $2.2 million in the same period.

Share Capital

Share capital increased by $6.5 million at March 31, 2019 compared to December 31, 2018 mainly due to the share issuances made under the ATM equity distribution agreement under which the Corporation issued shares for total net proceeds of $4.1 million. This is also due to the issuance of common shares in payment of a portion of the license acquisition payment obligation in the amount of $1.3 million. Finally, the release of shares held in escrow as security of a former CEO increased share capital by $0.4 million.

Contributed surplus

Contributed surplus increased by $1.5 million at March 31, 2019 compared to December 31, 2018. The increase is due to the recognition of share-based payment expense of $1.5 million during the quarter ended March 31, 2019.

Warrants

Warrants classified as equity remained at similar levels at March 31, 2019 compared to December 31, 2018.

Non-controlling interests (“NCI”)

The non-controlling interests decreased by $0.6 million at March 31, 2019 compared to December 31, 2018. The variation in the NCI between March 31, 2019 and December 31, 2018 is shown below:

Balance at December 31, 2018	$(6,542)
Share in losses	(698)
Share in Prometic’s funding of NantPro	100

NCI balance at March 31, 2019	$(7,140)

Subsequent event

On April 23, 2019, the Corporation entered into a debt restructuring agreement with SALP. Under the terms of the restructuring agreement, the US$95.0 million of principal plus interest due on the Credit Facility was extinguished and the aggregate face value of the original issue discount loans was reduced by $99.6 million to $10.0 million and the remaining loan balance modified into an interest-bearing loan. The total indebtedness was reduced by approximately $228.9 million by way of conversion into common shares of Prometic, at a conversion price rounded to the nearest five decimals of $0.01521 per common share resulting in the issuance of 15,050,312,371 common shares on that date. Concurrently, the Corporation closed a private placement for 4,931,554,664 common shares at a subscription price of $0.01521 for gross proceeds of $75.0 million.

On April 23, 2019, pursuant to the debt restructuring, the Corporation cancelled the 168,735,308 warrants held by SALP (Warrants # 1, 2, 8 and 9) and replaced them with an equivalent number of warrants (“Warrants # 10”) that will be exercisable at an exercise price of $0.01521 per common share and expire on April 23, 2027.

As a result of the share exchange transaction, more than 50% of the issued shares of Prometic will be owned by a single shareholder. Tax rules in the jurisdictions in which Prometic operates generally have restrictions in the utilization of tax attributes due to change of control events. The Corporation is currently reviewing the impact of the transaction on its various available tax attributes in the main jurisdictions in which it carries on business (Canada, the U.S. and the U.K.).

Cash flow analysis

The consolidated statements of cash flows for the quarter ended March 31, 2019 and the comparative period in 2018 are presented below.

	Quarter ended March 31,
	2019	2018
Cash flows used in operating activities	$(17,527)	$(32,480)
Cash flows from financing activities	20,474	23,877
Cash flows used in investing activities	(1,227)	(1,006)
Net change in cash during the year	1,720	(9,609)
Net effect of currency exchange rate on cash	(53)	312
Cash, beginning of the period	7,389	23,166

Cash, end of the period	$9,056	$13,869

Cash flow used in operating activities decreased by $15.0 million during the quarter ended March 31, 2019 compared to the same period in 2018. The decrease is due to higher sales, lower R&D spending, the positive variation in non-cash working capital and the fact that under IFRS 16, the cash flows relating to leases are now included in cash flows from financing activities.

Cash flows from financing activities decreased by $3.4 million during the quarter ended March 31, 2019 compared to the same period in 2018 principally since payments on long-term debt were higher by $1.0 million and lease payments of $1.3 million are now classified as financing activities.

Cash flows used in investing activities remained low and stable when comparing both periods as the Corporation was limiting its investments in capital and intangible assets.

LIQUIDITY AND CONTRACTUAL OBLIGATIONS

At March 31, 2019, the Corporation had a working capital deficit of $2.1 million and was in a difficult financial situation. As discussed in the business update, on April 23, 2019, the financial situation of Prometic improved significantly following the conversion of almost the entirety of the SALP debt into common shares therefore significantly reducing the debt burden of the Corporation, and the receipt of gross proceeds of $75.0 million from a private placement. With these funds and the fact that the interest payments on Long-term debt are almost eliminated, the Corporation has sufficient funds to resume its operating activities at a low spending level until it secures additional funding from the potential sources identified below:

•

The Corporation committed to a right offering to shareholders who may purchase 20 common shares for each common share held by the shareholder at a record date still to be determined for a transaction price of $0.01521 for total proceeds of a maximum of $75 million;

•	The Corporation may decide to continue using the ATM equity distribution agreement under which it may raise up to $26.0 million;

•

The Corporation is in ongoing discussions with potential licensees of its drug pipeline. Any such discussions may lead to the conclusion of a licensing transaction which could generate a combination of licensing, milestone and royalty revenues;

•	The monetization of non-core assets; and

•

The Corporation is currently planning and taking steps to prepare itself for a NASDAQ listing that would be completed within the earliest timeline possible and assuming favorable market conditions. The listing could be done simultaneously with an initial public offering or simply set the stage for later financing from this exchange.

Despite the Corporation’s efforts to obtain further financing, there can be no assurances of its access to further funding. Until such time as another substantial transaction brings in additional funding, a material uncertainty that may cast significant doubt about the Corporation’s ability to continue as a going concern will continue to exist.

Financial obligations

The timing and expected contractual outflows required to settle the financial obligations of the Corporation recognized in the consolidated statement of financial position at March 31, 2019 are presented in the table below. The contractual payments on the long-term debt have been adjusted Proforma to reflect the debt restructuring that took place on April 23, 2019. The carrying amount of the long-term debt at March 31, 2019 was not adjusted as the Corporation is still assessing the accounting for this transaction.

		Contractual Cash flows
At March 31, 2019	Carrying amount	Payable within 1 year	2 - 5 years	6 years	Later than 6 years	Total
Accounts payable and accrued liabilities	$29,376	$29,376	$—	$—	$—	$29,376
Long-term portion of royalty payment obligations	2,966	—	3,444	27	254	3,725
Lease liabilities 1)	43,125	10,184	30,724	6,513	33,951	81,372
Long-term portion of other employee benefit liabilities	785	—	785	—	—	785
Long-term debt	142,911	—	1,428	10,429	—	11,857

	$219,163	$39,560	$36,381	$16,969	$34,205	$127,115

1)	Lease liabilities contractual payments only include the payment for the committed lease terms and exclude renewal periods not committed to.

Commitments

The Corporation’s commitments have remained essentially unchanged from those disclosed in the MD&A for the year ended December 31, 2018. The minimum lease payments under lease agreements are now included on the statement of financial position under lease liabilities following the adoption of IFRS 16. As of December 31, 2018, the Corporation had $75.0 million of lease commitments compared to $81.4 million included under the lease liabilities as at March 31, 2019 following the adoption of IFRS 16. The increase is mainly due to the inclusion of lease payments beyond minimum commitments when the Corporation believes it is reasonably certain it will exercise its options to extend the lease period for certain leases even though it has not yet exercised the renewal option

SUMMARY OF QUARTERLY RESULTS

The following table presents selected quarterly financial information for the last eight quarters:

		Net loss attributable
		to the owners of the parent
Quarter ended	Revenues	Total	Per share basic & diluted
March 31, 2019	$8,233	$(28,136)	$(0.04)
December 31, 2018	10,597	(102,953)	(0.14)
September 30, 2018	12,330	(28,472)	(0.04)
June 30, 2018	20,155	(32,270)	(0.05)
March 31, 2018	4,292	(31,671)	(0.04)
December 31, 2017	6,596	(38,279)	(0.05)
September 30, 2017	24,034	(15,542)	(0.02)
June 30, 2017	3,619	(29,513)	(0.04)

Revenues from period to period may vary significantly as these are affected by the timing of orders for goods and the shipment of the orders and the timing of the provision of research services under service agreements. The revenues are also affected by the timing of the signing of licensing agreements and achievement of milestones established in these agreements and how these revenues are recognized for accounting purposes. The timing of the recognition of these revenues and the timing of the recognized expense can cause significant variability in the results from quarter to quarter.

Revenues were $3.6 million during the quarter ended June 30, 2017 as a result of lower sales of affinity resins. R&D was stable at $24.5 million and administration, selling and marketing expenses at $8.1 million was higher by $1.1 million.

Revenues were $24.0 million during the quarter ended September 30, 2017 mainly driven by licensing and milestone revenues following the signing of a small molecule licensing agreement which resulted in $19.7 million of revenue for the Corporation. R&D and administration, selling and marketing expense were $23.2 million and $7.7 million respectively, remaining at similar levels to the prior quarter. A non-cash loss on extinguishments of liabilities of $4.2 million was recorded as the holder of the long-term debt decided to reduce the face value of the loan in consideration of shares they received pursuant to a private placement that occurred in July 2017.

Revenues during the quarter ended December 31, 2017 were $6.6 million, of which the majority was driven by product sales and service revenues from the Bioseparations segment. Research and development and administration, selling and marketing expense were $28.2 million and $8.8 million respectively. The increase in R&D costs of $5.0 million compared to the previous quarter is mainly due to higher expense relating to cost of therapeutics for clinical trials, an increase in the external cost incurred in running the trials and higher salary and benefit expenses. Administration, selling and marketing expenses were slightly higher by $1.1 million principally due to higher salary and benefit expenses. During the quarter, the Corporation recognized a bad debt expense of $20.5 million, effectively offsetting the milestone and licensing revenues earned during the previous quarter.

Revenues were $4.3 million during the quarter ended March 31, 2018 of which $3.8 million came from product sales. Cost of sales and other production expenses were high reflecting lower margins on the products sold during the period and an inventory write-off on a portion of the plasma held in inventory to net realisable value in advance of a sales transaction to take place during the following quarter but for which the selling price had been settled in advance. R&D expenses at $22.4 million were lower by $5.8 million and administration, selling and marketing expenses also declined by $1.1 million compared to the previous quarter. Financing cost increased to $4.2 million reflecting the higher debt level and the higher borrowing cost of the Credit Facility.

Revenues during the quarter ended June 30, 2018 were $20.2 million, of which the majority was driven by a $14.0 million sale of plasma. Sales of product from the Bioseparations segment made up most of the remaining revenues reflecting strong sales for that segment. Cost of sales and other production expenses were $16.4 million reflecting the sale of plasma. R&D expenses at $24.0 million increased slightly over the previous quarter while administration, selling and marketing expense decreased slightly to $6.9 million. Financing cost increased to $6.3 million reflecting the continuous increase in the debt level and the higher borrowing cost of the Credit Facility.

Revenues during the quarter ended September 30, 2018 were $12.3 million, which were equally driven by sales from Plasma-derived therapeutics and Bioseparations segments. Sales from the Plasma-derived segment included normal source plasma in the amount of $5.7 million. Cost of sales and other production expenses were $9.2 million. R&D expenses at $24.1 million were similar to the previous quarter while administration, selling and marketing expenses decreased slightly to $6.2 million. Financing cost at $5.9 million, continued to increase reflecting the higher debt level as the Corporation continued to draw on the Credit Facility.

Revenues during the quarter ended December 31, 2018 were $10.6 million, which was driven by strong sales from the Bioseparations segment and another sale of normal source plasma of $3.1 million in Plasma-derived therapeutics segment. Cost of sales and other production expenses were $7.6 million. R&D expenses decreased slightly to $21.1 million while administration, selling and marketing expenses increased to $8.8 million, impacted by severance expenses. Financing cost increased to $6.6 million reflecting the higher debt level and the higher borrowing cost of the Credit Facility. During the quarter, a gain on extinguishment of liabilities of $34.9 million was recorded as a result of the modifications to the Corporation’s long-term debt. Impairments, mainly pertaining to IVIG assets totalling $150.0 million were recognized following changes to the strategic plans which will delay the commercialisation of IVIG significantly.

Revenues were $8.2 million during the quarter ended March 31, 2019, of which $7.8 million came from product sales, and were lower than those recorded in the previous three quarters as there was no sale of normal source plasma. R&D expenses at $19.2 million were $1.9 million lower and finance costs at $7.4 million increased slightly by $0.8 million compared to the previous quarter. Both of these expenses were affected by the adoption of IFRS 16 which caused the implicit interest component of the leases to be recorded in finance costs. Administration, selling and marketing decreased by $3.0 million from its higher level in December 2018 which included significant termination benefits. Finally, foreign exchange gains recorded during the period contributed to the reduction.

OUTSTANDING SHARE DATA

The Corporation is authorized to issue an unlimited number of common shares. At May 7, 2019, 20,720,605,452 common shares, 22,304,676 options to purchase common shares, 30,770,091 restricted share units and 173,013,218 warrants to purchase common shares were issued and outstanding.

TRANSACTIONS BETWEEN RELATED PARTIES

The Corporation has not entered into any new transactions with related parties during the quarter ended March 31, 2019. In February 2019, the Corporation ceased to have significant influence over its investment in ProThera Biologics, Inc. (“ProThera”) and as such, transactions between the two parties are no longer considered related party transactions since ProThera is no longer an associate.

CHANGES IN ACCOUNTING POLICIES

The accounting policies used in the consolidated financial statements are consistent with those applied by the Corporation in its December 31, 2018 audited annual consolidated financial statements except for the adoption of IFRS 16 which was adopted by the Corporation as of January 1, 2019 and is described below.

IFRS 16, Leases

IFRS 16 replaces IAS 17, Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is less than 12 months, or the underlying asset has a low value. IFRS 16 substantially carries forward the lessor accounting in IAS 17 with the distinction between operating leases and finance leases being retained.

Effective January 1, 2019, the Corporation adopted IFRS 16 using the modified retrospective approach and accordingly the information presented for 2018 has not been restated. The cumulative effect of initially applying the standard is recognized at the date of initial application. The current and long-term portions of operating and finance lease inducements and obligations presented in the statement of financial position at December 31, 2018, reflect the accounting treatment under IAS 17 and related interpretations.

The Corporation elected to use the transitional practical expedient allowing the standard to be applied only to contracts that were previously identified as leases under IAS 17 and IFRIC 4, Determining whether an arrangement contains a lease at the date of initial application. The Corporation applied the definition of a lease under IFRS 16 to contracts entered into or changed on or after January 1, 2019.

The Corporation also elected to record right-of-use assets for leases previously classified as operating leases under IAS 17 based on the corresponding lease liability, adjusted for prepaids or liabilities existing at the date of the transition that relate to the lease. When measuring lease liabilities, the Corporation discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted average discount rate applied to the total lease liabilities recognized on transition was 18.54%. For leases that were previously classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at the date of adoption was established as the carrying amount of the lease asset classified in capital assets and the finance lease obligation at December 31, 2018. These assets and liabilities are grouped under right-of-use assets and lease liabilities as of January 1, 2019 and IFRS 16 applies to these leases as of that date.

In addition, the Corporation elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application as short-term leases for which it is not required to recognize a right-of-use asset and a corresponding lease liability. The Corporation also elected to not apply IFRS 16 when the underlying asset in a lease is of low value.

The Corporation has elected, for the class of assets related to the lease of building space, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

The table below shows which line items of the consolidated statement of financial position were affected by the adoption of IFRS 16 and the impact. There was no net impact on the deficit.

	As reported as at December 31, 2018	Adjustments for the transition to IFRS 16	Balance as at January 1, 2019
Assets
Prepaids	$1,452	$(84)	$1,368
Capital assets	41,113	(1,043)	40,070
Right-of-use assets	—	39,149	39,149
Liabilities
Accounts payable and accrued liabilities	$31,855	$(2,499)	$29,356
Current portion of lease liabilities	—	8,575	8,575
Long-term portion of lease liabilities	—	34,126	34,126
Long-term portion of operating and finance lease inducements and obligations	1,850	(1,850)	—
Other long-term liabilities	5,695	(330)	5,365

Prior to adopting IFRS 16, our total minimum operating lease commitments as at December 31, 2018 were $75.0 million. The decrease between the total of the minimum lease payments set out in Note 29 of our audited annual consolidated financial statements for the year ended December 31, 2018 and the total lease liabilities recognized on adoption of $42.7 million was principally due to the effect of discounting on the minimum lease payments. The amount also decreased slightly due to the fact that certain costs that are contractually committed under lease contracts, but which do not qualify to be accounted for as a lease liability, such as variable lease payments not tied to an index or rate, were previously included in our lease commitment table whereas they are not included in the calculation of the lease liabilities. These impacts were partially offset by the inclusion of lease payments beyond minimum commitments relating to reasonably certain renewal periods that had not yet been exercised as at December 31, 2018 which effect is to increase the liability. Right-of-use assets at transition have been measured at an amount equal to the corresponding lease liabilities, adjusted for any prepaid or accrued rent relating to that lease.

The consolidated statement of operations was impacted as the recording of depreciation of the right-of-use assets continues to be recorded in the same financial statement line items as it was previously while the implicit financing component of leasing agreements is now recorded under finance costs. The impact is not simply in the form of a reclass but also in terms of measurement, which are very much affected by the discount rates used and whether the Corporation has included renewal periods when calculating the lease liability.

The consolidated cash flow statement was also impacted since the cash flows attributable to the lease component of the lease agreements are now shown as payments of principal and interest on lease liabilities which are now part of cash flows from financing activities.

Management is not able to quantify these differences since it did not restate the 2018 consolidated financial statements and therefore does not have the comparative data.

With the adoption of IFRS 16, the Corporation has adopted new accounting policies for the accounting of leases, including policies regarding the right-of-use assets, lease liabilities, short-term leases and low value leases. Details are provided in note 2 of the condensed interim consolidated financial statement for the quarter ended March 31, 2019.

NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

There are no new standards not yet adopted by the Corporation.

SIGNIFICANT JUDGMENTS AND CRITICAL ACCOUNTING ESTIMATES

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. As a result of the application of IFRS 16 Leases, the Corporation has modified its disclosure on significant judgments relating to lease liabilities. The other significant accounting judgments and critical accounting estimates applied by the Corporation, disclosed in the consolidated financial statements for the year ended December 31, 2018, remain unchanged.

Leases—The Corporation determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain that this option will not be exercised.

The Corporation has the option, under some of its leases to lease the assets for additional terms of up to fifteen years. The Corporation applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Corporation reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew.

The Corporation included the renewal period as part of the lease term for a manufacturing plant lease which it estimated it is reasonably certain to exercise the option to renew due to the importance of this asset to its operations, the limited availability on the market of a similar asset with similar rental terms and the related cost of moving the production equipment to another facility.

FINANCIAL INSTRUMENTS

Use of financial instruments

The financial instruments that are used by the Corporation result from its operating and investing activities, namely in the form of accounts receivables and payables, and from its financing activities resulting usually in the issuance of long-term debt. The Corporation does not use financial instruments for speculative purposes and has not issued or acquired derivative financial instruments for hedging purposes.

Impact of financial instruments in the consolidated statements of operations

The following line items in the consolidated statement of operations for the quarter ended March 31, 2019 include income, expense, gains and losses relating to financial instruments:

•	loss on extinguishments of liabilities

•	change in fair value of financial instruments measured at fair value through profit or loss

•	finance costs; and

•	foreign exchange gains and losses.

Financial risk management

The Corporation has exposure to credit risk, liquidity risk and market risk. The Corporation’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Corporation’s policies on an ongoing basis to ensure that these risks are appropriately managed. The management of the financial risks are the same as those described in the December 31, 2018 MD&A.

RISK FACTORS

For a detailed discussion of risk factors which could impact the Corporation’s results of operations and financial position, other than those risks pertaining to the financial instruments, please refer to the Corporation’s Annual Information Form filed on www.sedar.com

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

No changes were made to the Corporation’s internal controls over financial reporting during the three months ended March 31, 2019 that have materially affected or are reasonably likely to materially affect the internal controls over financial reporting.